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Family-friendyQuick biteDinnerLunch
Frisco's Chicken

Peruvian Restaurant

454 New Holland Ave
Lancaster, PA 17602
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INVESTMENT OPPORTUNITY
Frisco's Chicken is seeking investment to open a location.
First LocationGenerating RevenueRenovating LocationLease Secured
Early Investor Bonus: The investment multiple is increased to 1.3× for the next $10,000 invested.
Profile
Pitch
Data
Discussion
Business Overview

Frisco's Chicken: First-of-it's-kind Restaurant to Open in Downtown Lancaster, PA - Fall 2020

Imagine yourself walking down the street in the middle of the day. The warm sun is beating down on
air. Read more

hospitality/entertainment ad real estate industries.. Mr. Rinier has served as the Executive Director of Director of Marketing and Advertising for Darrenkamp's Markets, and has served as a Marketing and N local organizations and companies such as The Lancaster Conservatory of Music, Holiday Inn Lancas and Meedcor Development. Additionally, Mr. Rinier is a part-time Real Estate Agent serving Lancaster surrounding counties.

David Gannett
Partner/Chief Operating Officer

Mr. Gannett has over 30 years in the hospitality, restaurant and food service business. Mr. Gannett se Rutter's Convenience Stores where he supervised 18 locations and was present for the implementatic when Rutter's upgraded their food service. This was the first of its kind in south eastern Pa. Mr. Gann Restaurants for Isaac's Famous Grilled Sandwiches for 15 years where he opened new units, held lead and was in charge of implementing new training programs for staff. Mr. Gannet is Serv Safe certified.

This is a preview. It will become public when you start accepting investment.
Introduction

FJD Partners LLC d/b/a Frisco's Chicken (FJD) is a start-up Peruvian Charcoal Roasted Chicken restau

Frisco's Chicken was a long-time dream of it's primary owner and founder, Francisco Gomez. When C employment like so many others in the hospitality industry, he approached his partners, and began to a restaurant.

Although opening a restaurant during a pandemic would come with challenges, Francisco and his tea perfect in this climate as the menu and restaurant is designed primarily for take-out and delivery orde

Frisco's Chicken expects to catch the interest of a regular loyal customer base with its authentic Peru the ubiquitous Peruvian street food favorite dish of charcoal roasted chicken. The company plans to b Lancaster City, and surrounding communities due to the partners' industry experience, professional a offering a unique, high quality, ready-to-go cultural cuisine in a mildly-competitive market.

Frisco's Chicken aims to offer its products at a competitive price to meet the demand of the low to hig all ethnic backgrounds in our local market area as well as tourists.

Press

Presently there are two articles slated for Sunday September 13 and 20 in LNP (Lancaster News Pape coming as we get closer to opening.

How Mainvest capital will be used

Intended Use of Funds

Target Raise

Maximum Raise

Operating Capital $10,000

Space Build Out $5,000

Equipment $12,000

Marketing $1,200

Mainvest Compensation $1,800

Total $30,000

Summary of Terms

Legal Business Name FJD Partners LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.3×

Investment Multiple 1.25×

Business's Revenue Share 2.5%-7.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2025

Documents

2020 Balance Sheet

Financial Forecasts

Frisco's Business Plan.pdf

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$521,093	$588,262	$617,675	$642,382	$661,653
Cost of Goods Sold	$135,305	$152,745	$160,382	$166,797	$171,800
Gross Profit	$385,788	$435,517	$457,293	$475,585	$489,853

EXPENSES

Total Expenses	$400,020	$379,479	$404,974	$410,076	$420,545
Operating Profit	$-14,232	$56,038	$52,319	$65,509	$69,308

This information is provided by Frisco's Chicken. Mainvest never predicts or projects performance, an financial forecast. Please see below for additional risk disclosures.

Financial Condition

No operating history

Frisco's Chicken was established in March 2020. Accordingly, there are limited financial statements a When evaluating this investment opportunity, investors should consider factors outlined in the risk se

Completed branding package by July 2020.

Asset purchase of restaurant equipment from 454 Grill in August 2020.

As of September 1, 2020 significant renovations of leased space begun

News articles in LNP (Lancaster Newspaper) scheduled for Sunday September 13 and 20, with two a

Began social media promotions and development of website in August 2020.

Other challenges

Frisco's Chicken has had the following other challenges that are not otherwise captured in the Finan
Section, or the Financial Statements:

Certificate of occupancy and health certifications from the City of Lancaster.

UL Certification of Rotisserie

Finish alterations to physical space

Other outstanding debt or equity

As of September 11, 2020, Frisco's Chicken has debt of outstanding and a cash balance of 13,740.42.
loans from partners and family members and will be senior to any investment raised on Mainvest. In a
outstanding debt and the debt raised on Mainvest, Frisco's Chicken may require additional funds from

Risk Factors
Limited Operating History

Frisco's Chicken is a newly established entity and has no history for prospective investors to consider

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaran
Buying a Note is not like that at all. The ability of Frisco's Chicken to make the payments you expect,
money back, depends on a number of factors, including many beyond our control.

Changes in Economic Conditions Could Hurt Frisco's Chicken

Factors like global or national economic recessions, changes in interest rates, changes in credit marke
conditions, declining employment, changes in real estate values, changes in tax policy, changes in po

Larger companies typically have in place strict accounting controls. Smaller companies typically lack
to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with
Chicken competes with many other businesses, both large and small, on the basis of quality, price, lo
Changes in customer preference away from Frisco's Chicken's core business or the inability to compe
other competitors could negatively affect Frisco's Chicken's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Frisco's Chicken's management or vote on
decisions regarding Frisco's Chicken. Furthermore, if the founders or other key personnel of Frisco's (
Chicken or become unable to work, Frisco's Chicken (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions will
over which Frisco's Chicken and the key persons will have no control. Changes in assumptions or thei
affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary sign
outcomes. Consequently, there can be no assurance that the actual operating results will correspond
Additionally, Frisco's Chicken is a newly established entity and therefore has no operating history from
with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12
after that one-year period, a host of Federal and State securities laws may limit or restrict your ability
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishec
should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Frisco's Chicken might need to raise more capital in the future to fund/expand operations, buy proper
members, market its services, pay overhead and general administrative expenses, or a variety of othe
additional capital will be available when needed, or that it will be available on terms that are not adver
Frisco's Chicken is unable to obtain additional funding when needed, it could be forced to delay its bu
altogether.

business. Additionally, there are some kinds of risks that are very difficult or impossible to insure agai
Therefore, Frisco's Chicken could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws,
laws, antitrust laws, and health care laws, could negatively affect Frisco's Chicken's financial performa
Specifically, any additional regulation on the industry could significantly negatively affect the busines

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Frisco's Chicken's management will coincide: you bo
successful as possible. However, your interests might be in conflict in other important areas, including
Chicken to act conservative to make sure they are best equipped to repay the Note obligations, while
spend aggressively to invest in the business. You would like to keep the compensation of managers lo
much as they can.

Future Investors Might Have Superior Rights

If Frisco's Chicken needs more capital in the future and takes on additional debt or other sources of fi
have rights superior to yours. For example, they might have the right to be paid before you are, to rec
greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Ex

Any company whose securities are listed on a national stock exchange (for example, the New York St
of rules about corporate governance that are intended to protect investors. For example, the major U.
companies to have an audit committee made up entirely of independent members of the board of dire
outside relationships with Frisco's Chicken or management), which is responsible for monitoring Frisc
law. Frisco's Chicken will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Frisco's
successful than your initial expectations.

You Do Have a Downside

Conversely, if Frisco's Chicken fails to generate enough revenue, you could lose some or all of your m

The Notes Are Unsecured and Uninsured

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